KPMG LLP Vaughan Metropolitan Centre 100 New Park Place Suite 1400 Vaughan, ON Canada L4K 0J3 Telephone (905) 265-5900 Fax (905) 265-6390 www.kpmg.ca KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.  Consent of Independent Registered Public Accounting Firm The Board of Directors of Docebo Inc. We, KPMG LLP, consent to the use of our report dated March 9, 2022, on the consolidated financial statements of Docebo Inc. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2021, and the related notes, and our report dated March 9, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021, included in this Annual Report on Form 40-F of the Company for the year ended December 31, 2021. We also consent to the use of the above-mentioned reports which are incorporated by reference in the registration statements on Form F-10 (File No. 333-251046), Form S-8 (File No. 333- 251417) and Form F-3 (File No. 333-262000) of the Company. Vaughan, Canada March 9, 2022